EXHIBIT 99.B(d)(66)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Record Currency Management Limited

Dated July 25, 2006, as amended April 23, 2009

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

International Equity Fund	x.xx%
World Equity Ex-US Fund	x.xx%

Agreed and Accepted:

SEI Investments Management Corporation	Record Currency Management Limited

By:	By:
/s/ Aaron C. Buser	/s/ Leslie Hill / /s/ Bob Noyen

Name:	Name:
Aaron C. Buser	Leslie Hill / Bob Noyen

Title:	Title:
Vice President	Managing Director / Managing Director